FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
of the Securities Exchange Act of 1934

For July 12, 2005	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _____  Form 40-F    ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _____  No    ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES
Cover Letter regarding the Meeting of Noteholders of 5.95% Medium Term Note Debentures
Notice of Meeting of Noteholders
Form of Proxy
Information Circular dated July 12, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
By:	/s/ Linda H. Mackid
	Name:	Linda H. Mackid
	Title:	Assistant Corporate Secretary

Date: July 12, 2005

Form 6-K Exhibit Index

Exhibit No.	The following items were simultaneously filed with the Securities Commission or similar regulatory authority in each of the ten Provinces and three Territories:

99.1.	Cover Letter regarding the Meeting of Noteholders of 5.95% Medium Term Note Debentures

99.2.	Notice of Meeting of Noteholders of 5.95% Medium Term Note Debentures Scheduled dated July 12, 2005

99.3.	Form of Proxy for Noteholders

99.4.	Information Circular dated July 12, 2005